

April 16, 2012

Via E-mail
Yushan Wei
President, Chief Executive Officer and Chairman
GSP-2, Inc.
Gongzhuling State Agriculture Science and Technology Park
Location of 998 kilometers, Line 102
Gongzhuling City, Jilin Province, China

> **Re:** **GSP-2, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 5, 2012**
> **File No. 333-179225**

Dear Mr. Wei:

We have reviewed your responses to the comments in our letter dated February 23, 2012 and have the following additional comments.

Registration Statement Cover Page

1. Please refer to the "Calculation of Registration Fee" table. We note that the amounts listed in the "Proposed Maximum Aggregate Offering Price" column do not appear to be properly calculated based on the number of shares of common stock being registered and the price per share as detailed in the preceding columns. Please revise and recalculate each accompanying registration fee as applicable.

2. Please refer to the last paragraph. Please revise to move the prospectus "Subject to Completion" legend to the prospectus cover page.

Prospectus Cover Page

3. We note your response to our prior comment 3 and reissue. We note that the registration statement cover page discloses various offering prices for your common stock owned by different selling stockholders ranging from $1.50 to $2.40 per share. Please revise the second paragraph to clarify the offering price of the common stock registered pursuant to this registration statement. Refer to Item 501(b)(3) of Regulation S-K. In this regard, we note that the second paragraph only discloses the offering price of the common stock issuable upon conversion of your preferred shares.

4. We note your disclosure in the second paragraph that "[i]n order to be quoted on the OTCBB, a market maker must file an application on [your] behalf in order to make a market for [your] Warrants." We note that this registration statement does not register any warrants. Please revise as applicable.

Prospectus Summary, page 1

Overview, page 1

5. We note your response to our prior comment 4 and reissue. We note your disclosure in the Our Products section on page 22 that your business and current operations are focused on purchasing, storing and selling corn and corn seed products in China. We also note that this section was not revised in response to our prior comment. Please revise this section to provide a more detailed summary of your business and current operations.

The Offering, page 1

6. We note your response to our prior comment 7 and reissue. We note your disclosure on the prospectus cover page that you intend to apply for quotation on the Over-the-Counter Bulletin Board. Please revise this section to clarify that there is no trading market for your common stock, you intend to apply for quotation on the Over-the-Counter Bulletin Board, you will require the assistance of a market-maker to apply for quotation and there is no guarantee that a market-maker will agree to assist you. In this regard, please add a new subsection to include this additional disclosure.

Risk Factors, page 3

Any significant fluctuation in price of our raw materials, page 4

7. We note the references in this risk factor to "fertilizer products" and "organic chemical feedstock." We also note that your business and current operations are focused on purchasing, storing and selling corn and corn seed products in China. Please revise this risk factor as applicable or advise.

Description of Business, page 18

Corporate Structure, page 19

8. We note your response to our prior comment 16 and reissue. Please revise this section to define all terms at the time of their first use. In this regard, we note that a number of the entities names and certain other terms such as "Operating Companies," "Monthly Payments," and "JSJ" have been abbreviated without previously being defined.

9. We note your response to our prior comment 17 and reissue. We note that the corporate structure chart has been provided as of the share exchange in February 2011. Please revise the corporate structure chart to be as of a more recent date. In this regard, we note that as a result of the share exchange you own all of the issued and outstanding ordinary shares of Shiny Gold not the entities and individuals currently disclosed.

10. Please make the corporate structure chart included on page 20 large enough to be legible. In this regard, we note that the entities associated with Jilin Hengchang Agriculture Development Co., Ltd. are not legible.

Our Industry, page 20

11. We note your response to our prior comment 19 and reissue in part. Please revise this section, as applicable, to disclose the source for all industry statistics, trends, growth rates, projections and facts that you cite. In this regard, please disclose the sources for the charts included on page 21.

Corn, page 21

12. We note your response to our prior comment 20 and reissue. Please revise the chart captioned "Rise in Chinese Meat Consumption Supports Continued Feed Imports" on page 21 to cover 2011.

Our Products, page 22

Corn Seed, page 22

13. We note your response to our prior comment 25 and reissue. Please make the chart included on page 23 large enough to be legible.

14. Refer to the chart on page 24. Please revise the chart to include an English title and captions as applicable.

Research and Development, page 25

15. We note that you are developing a new corn seed variety called Hengyu 218. Please revise to briefly discuss the anticipated characteristics of this new product. Please also reconcile such disclosure with the disclosure in the second bullet in the Competitive Advantages section on page 27.

Competitive Advantages, page 27

16. We note your response to our prior comment 36 and reissue in part. Refer to the chart included on page 28. The last two columns appear to be missing the associated information. Please revise.

Directors, Executive Officers, Promoters and Control Persons, page 40

Term of Office, page 41

17. We note your response to our prior comment 40 and reissue. Please revise the third paragraph to cover the ten year look-back period required by Item 401(f) of Regulation S-K. Please also revise the Involvement in Certain Legal Proceedings section on page 41 in a similar manner. In this regard, we note that each section only references a five year look-back period versus the ten year look-back period required by Item 401(f) of Regulation S-K.

Transactions with Related Persons, page 46

18. We note that you and certain of your officers formed Hengchang Fertilizer in 2011. Please revise this section to include the information required by Item 404 of Regulation S-K related to this transaction. Please also reconcile the disclosure in this section with the disclosure contained in Note 7 to your audited financial statements.

Part II

Item 15. Recent Sales of Unregistered Securities, page 49

19. We note your disclosure in Note 19 to your audited financial statements. Please revise this section to include disclosure regarding each unregistered sale of common stock. For each unregistered sale, please revise to include all of the information required by Item 701 of Regulation S-K.

Item 16. Exhibits and Financial Statements, page 50

20. Please refile fair and accurate English translations of the contractual arrangements governing your corporate structure. In this regard, we note that the incorporated by reference exhibits from your Annual Report on Form 10-K for the fiscal year ended December 31, 2011, i.e. Exhibits 10.9 through 10.23, include brackets and do not appear to be fair and accurate English translations of the fully executed agreements. We also note that the English translations do not appear to be complete copies of the fully executed agreements. In this regard, we note that Exhibits 10.14, 10.15, 10.22, and 10.23 reference attachments which do not appear to have been included. Refer to Rule 403 of the Securities Act of 1933.

21. We note that you have not filed as exhibits all of the contractual arrangements governing your corporate structure. For example, we note that you have not filed the Exclusive Business Cooperation Agreement related to Jilin Hengjiu Grain Purchase and Storage Co., Ltd., the Exclusive Option Agreement related to Yushan Wei and Jilin Hengjiu Grain Purchase and Storage Co., Ltd., the Equity Interest Pledge Agreement related to Yushan Wei and Jilin Hengjiu Grain Purchase and Storage Co., Ltd., or the Power of Attorney related to Yushan Wei and his shareholdings in Jilin Hengjiu Grain Purchase and Storage Co., Ltd. Please file these as exhibits with the next amendment.

Exhibit 5.1

22. We note that the registration statement registers a total of 1,486,316 shares of common stock. Please have counsel revise the second paragraph to reference the correct amount of shares being registered.

23. We note that the company is not registering any shares on this registration statement. Please have counsel revise the third paragraph as applicable.

24. Please refer to the fourth paragraph. We note the references to both Nevada and Delaware laws. We also note that the company is a Nevada corporation. Please have counsel revise the fourth paragraph as applicable.

25. Please have counsel revise the last paragraph to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which counsel is named is titled "Interests of Named Experts and Counsel" and not "Experts."

Exhibit 23.1

26. Please have the independent registered accounting firm revise to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which the independent registered accounting firm is named is titled "Interests of Named Experts and Counsel" and not "Experts."

   Please contact Donald E. Field at (202) 551-3680 or, in his absence, me at (202) 551-3750 with any questions.

                                        Sincerely,

                                        /s/ Max A. Webb

                                        Max A. Webb
                                        Assistant Director

cc: Via E-mail
        Gregg E. Jaclin, Esq.